Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Wells Fargo Healthcare Conference 2021

Ginkgo Bioworks Fireside Chat

September 10, 2021

Audio:

Welcome to the Wells Fargo Healthcare Conference. Before we get started, if you are a member of the press or media, please disconnect at this time. This is a restricted line. Any unauthorized party in this meeting or any unauthorized use of the information communicated in this meeting is subject to prosecution to the fullest extent of the law. Any unauthorized person, including the media, that is on the line at this time, please disconnect. Please note today’s call is being recorded.

Dan Leonard:

Thank you. And thank everybody for joining us for the Ginkgo Bioworks Fireside Chat. Ginkgo Company, they will be public as of next week. But with us today, we have Anna Marie Wagner from the Corporate Development team. And this is a fireside chat format, so if you have questions, please email them to me at dan.leonard@wellsfargo.com, or you could use the question tab on your conference portal. And with that, let’s kick things off. Welcome, Anna Marie.

Anna Marie Wagner:

Thanks for having me.

Dan Leonard:

To start off, there are a lot of synthetic biology companies out there. There’s one company with your business strategy. Give us an overview of your business strategy, how and why it’s differentiated, why you chose the path you chose.

Anna Marie Wagner:

Synthetic biology or the concept of reprogramming biology is not necessarily a new concept. It really goes back to Genentech in the late ‘70s, early ‘80s with recombinant insulin, which was a truly groundbreaking product at the time. But the model for folks doing bioengineering historically over the past several decades has been to apply whatever tools we had to making a product. And so, you had all these companies that formed with a product idea and so many that would take some piece of academic insight from a lab and then form a company around it.

One of the results of that was that IP and ideas and techniques got siloed into all these little companies that were focusing on different things and that never got shared. And so unlike in other programming industries, like computer programming, where there was a shared language that developed and a shared set of infrastructure that developed that was common across all software developers or at least available to us all software developers, biology didn’t evolve that way naturally, at least, in this industry.

One of the things Ginkgo is trying to do is really change that and bring us to a much, much more open and shared infrastructure for leveraging the best of the tools and techniques that we have for programming cells and making that available to the product companies that are trying to really innovate with this kind of technology. So, all of those other synbio companies you mentioned, those are companies that are trying to make a product using those techniques. And those are folks that we would consider either current or future customers of ours.

Dan Leonard:

Sure. Okay. I guess one of the advantages of being a product company is you have ultimate control over the important value driver of the company. In your circumstance, you’re going to be ceding some of that control to your partner. So how do you compensate for that and make sure you’re going to get fairly rewarded for the successes?

Anna Marie Wagner:

Yeah, it’s a great question, and I’ll admit, I think every investor and every board member in Ginkgo has asked Ginkgo if we’re so good at programming cells, why aren’t we coming up with the ideas, bringing those ideas to market and keeping all of the economics and controlling our own destiny in that way. It’s a very common question and a very natural inclination, because obviously if we’re so good at this, why wouldn’t we want to keep a bigger piece of the pie? And the reason for it is that it’s very hard, if not impossible, to have breadth while also owning that full stack of product development.

Bringing a product to market requires a lot of very product-specific investments. If you want to create a new material, you need to have material science. If you want to bring a drug to market, you have to pay for a clinical trial and have regulatory expertise. If you want to make a new food ingredient, you need to do flavor work and formulation and taste and texture, and you need to know that distribution channel. They’re all very, very different, and so any individual company, obviously can’t focus on all of that well, and so you end up having to pick. You pick your winners, and then it becomes a high risk, high reward scenario. Products fail all the time. But the vast majority of clinical trials fail. And we’ve all gotten used to that because the benefits are obviously so extraordinary when something works, but it’s a very different proposition. And for a business like Ginkgo, which really benefits from scale, our costs come down as we scale, we generate more re-usable biological assets that we’re able to leverage across many different programs as we scale.

Making the choice to operate in a subscale manner just perpetuates the issues we’ve seen in the biotech industry, historically, where IP has been siloed, everyone’s operating with incredibly high costs because no one has a scale economic and we’re all just slowed down by the fact that we’re not sharing the best information and techniques that we have. And so, Ginkgo’s made the choice that we would rather have broad exposure to the entire industry and we win with the winners, and when products on our platform fail to get to market, because the clinical trials fail to work, so the science doesn’t work, no problem. We generated interesting reusable learnings, and we’ll dedicate that capacity to the next thing. We do not live or die on any given program.

Dan Leonard:

Okay. Almost like a portfolio manager strategy.

Anna Marie Wagner:

Yeah. It’s like a portfolio manager strategy, except I’m not trying to pick the winners. It’s like AWS. AWS doesn’t ask you when you’re signing up a website. They don’t do diligence on your website idea. They just have everyone run on their website. And some of those are great high margin data centers that they’re going to host and some aren’t. Same thing with the Apple App Store. They’re not doing diligence on, is Candy Crush going to become the next big thing or not. They just want every app run on the Apple App store, and some of them become Candy Crush and some of them five people use, and that’s fine. That’s the idea.

Dan Leonard:

Okay. Well, I guess let’s follow that thread for a moment. AWS is somewhat of a frictionless transaction. How do you make working with Ginkgo more of a frictionless transaction for your customers?

Anna Marie Wagner:

That’s an awesome question and probably the single biggest technical project we’re most excited about, because you’re right. Right now, to interact with Ginkgo, it’s our scientists doing the work. You interact with my scientific team, and then our scientific team will interact with our Foundry and our Codebase to bring a project forward. There’s two types of customers today, simplistically. One type of customer has very little scientific expertise in house. And so, they’re fully reliant on us to design and execute the program within Ginkgo. We do have other customers today that have very advanced technical teams. Most of our customers in pharma have very advanced technical teams.

That’s the type of customer that you would imagine in the future should be able to interact directly with our platform because they’ve got great technical ideas, and what we’re trying to do is empower them to be able to utilize our scale, our data, et cetera, to unpack those problems that they’re actively thinking about. So, my guess is that that’ll be the first step where we’ll be able to let those folks interact more directly, create that API layer if you will. And ultimately, we’d love to get it to a point where it’s as easy to program as a computer. I’ll tell you a quick little anecdote on this. An investor asked me a question, it’s one of the better questions I’ve ever been asked, around which customer, if you won a contract with them, would you lean back and say, okay, we’ve made it. The fact that we won this customer means we’ve arrived, we’ve made it, game over.

And we’ve got lots of great suggestions. I won’t tell you what all the other ones were. But my favorite one was somebody who said a 14-year-old kid in a basement with a laptop. The idea that somebody, and we should talk about biosecurity, because there’s the other side to that coin. But the idea that somebody with a really great idea could access this technology and make something beautiful out of it, that’s the vision. They don’t need to have biological expertise in the same way that my four-year-old can program a computer and he doesn’t know how computers work. We’re not there yet in biology, but we will be eventually. And that’s what we’re all aiming for.

Dan Leonard:

You can get the intellectual property from a 14-year-old kid, no sweat.

Anna Marie Wagner:

Easy negotiation.

Dan Leonard:

There you go. In that though, I imagine that is a friction when you’re interacting with pharmaceutical companies, is there a way to standardize that dialogue, standardize this IP moats in a way that’s comfortable with that customer base?

Anna Marie Wagner:

Yeah. You’ve hit on something important, which is our IP terms are wildly out of market in any industry, including pharma. And the reason for that is what I was getting back to at the beginning. We’re trying to fundamentally change the way the industry works and make IP and learnings broadly available because so much of it is shared and relevant across non-competitive fields. And that’s an important piece. It’s unintuitive to people that day, that things you might learn during a small molecule drug discovery program might also be useful for a specialty chemicals program. It is unintuitive to people, but if it’s the absolute fact today, and so we really want to lean into that. And in order to maintain that and build that reusable repurposable Codebase, we have to be very diligent about our IP terms and ensuring that our platform in the future will be unencumbered and available for folks to use openly.

I think the conversation has gotten a lot easier over time though, because think about six years ago, we had much, much less Codebase than we have today, and we were showing up with this janky platform that was far lower scale than it is today, and didn’t have all the proof points that we have today. And we were asking for these completely out of market IP terms, we were just religious about it. And today we’re showing up with a platform that’s more powerful than anything else out there, as far as we’re aware and a bunch of Codebase that we’ve built up over time. And so, it’s become the customer now really wants access to our Codebase and understands that the reason we have that Codebase to give them is because all of our previous customers agreed to those IP terms.

And so it becomes a new social contract that everyone’s entering into, where to get access to the public good, you have to contribute to the public good. And that’s really the idea. And we’re seeing really interesting examples now where we have competitors in the same field, working on the platform, asking us directly, are you going to make sure that anyone else in this space agrees to the same terms? It gives us the moral high ground because we can say yes, of course, that’s the point. But the industry participants themselves are now pushing for the bases of competition in their own space to change.

Dan Leonard:

Okay. So, talk to us about the economics of the cell program, that the number of cell programs you sign up is one of the KPIs you’re communicating with investors, but how do you frame really what that’s worth?

Anna Marie Wagner:

Sure. So, there are two ways in which we earn revenue or value. The first is what we call Foundry revenue, and it’s effectively the service fees that we charge for doing the R&D work upfront. And it operates, you can think about it a little bit, like a really efficient CRO. And so that piece of the business, which is that’s the revenue we charg during the two to three years we’re typically working on a program. It doesn’t depend on whether the program is successful or not. It’s just a service fee. I would say the average program is on the order of five-ish million dollars and lasts over the course of a few years, and that business we would expect to become a 20% to 30% EBITDA margin business.

And so that’s the revenue you see today of the business is coming from that Foundry service. There’s another piece of value though, which in the long-term we expect to be the vast majority of the value and profit of the company, which is what we call downstream value. That can be structured in a variety of different ways. There are three primary mechanisms we use: milestones, royalties and equities positions in a company that we would take in lieu of a royalty. And that downstream value obviously comes through it 100% profit margin, but it depends on the ultimate success of the program. And what’s exciting about where we are today is that we’re actually seeing the first elements of downstream value appear at scale, and we’ve seen examples now across those three different frameworks, which is fun.

So earlier this year, Motif, which is a company we own an equity stake in lieu of a royalty, they raised a $226 million Series B. So a big step up from their last round on the back of a couple of completed programs for them that there’ll be commercializing in Q4 and Q1 of 2022. And then there’s a second one at Cronos, which is in the cannabinoid space. That was a milestone-based program. So, we delivered the first of eight molecules to them, which are parts of two different programs. And they delivered 1.4 million shares to us that’ll show up as revenue based on the value.

And then a third, which is a program we did for Aldevron to improve the production of vaccina capping enzyme, which was announced about a month ago. They announced a more than 10-fold improvement in the productivity of vaccina capping enzyme, which is one of the key ingredients into certain MRNA vaccines. And we get a royalty on that, a significant royalty, which we would expect to potentially start flowing as early as Q4. And so, we see these three nice examples of products coming to market and how Ginkgo is able to generate value from those programs. And then we’ll start, I think, educating folks on how that element also flows into the model, because we don’t provide guidance on downstream value, which is important for them to understand.

Dan Leonard:

Sure. But how do you even frame what’s the significance of a royalty on a capping enzyme? What does a significant royalty even mean from a dollar term in that respect?

Anna Marie Wagner:

It’s a question I would probably pose of Aldevron. You asked why do we trust our partners to bring things to market, don’t we want control? And it relates to this point, which is Aldevron knows a heck of a lot more about the VCE market than I do. They’ve been out there selling VCE for ages. They know their market, and one of the things Ginkgo doesn’t want to do is make the mistake of thinking that we know a variety of different end markets better than our customers do. So, I’ll just make that point quickly.

You can see some interesting market data out there. One of the competitor products to VCE is a product called CleanCap, which has made by Maravai, which is a publicly traded company I’m sure you know well, and so Maravai put out some numbers on what CleanCap will do this year, obviously having a great year because it’s used in the Pfizer vaccine. VCE is used in certain other processes. Each has advantages and disadvantages, but it gives you a sense of the order of magnitude of that reagent in the supply chain. And then Ginkgo’s royalty on that is what was publicly disclosed is that it is significant and well above normal pharma royalties in terms of a percent of sales.

Dan Leonard:

Okay. You must be doing NPV analysis on these things prior to striking up the relationship with Aldevron, right? Because you’ve got to commit resources to it. Is there a certain threshold that somebody has to clear in your internal analysis before you commit resources to a program?

Anna Marie Wagner:

There is, but I would say that that threshold is much more likely to be determined by our customer than by Ginkgo. Because remember, the customer is actually paying for the R&D work. And so, the customer is going to choose to pay Ginkgo $5 million or $10 million to do an R&D project for them. They’d better be pretty darn sure that that product is going to pay off. So, there’s an underwriting that happens there by the customer. It’s not that Ginkgo is deciding to spend $10 million on a product. We’re choosing to utilize our capacity for that revenue stream, but we’re getting paid. Our investment is getting de-risked, and so we just want to make sure we’re getting the appropriate share of every program that’s running through the platform and that we’re getting appropriately compensated for the value that we’re driving. But yes, of course there’s modeling done internally. That’s just not something that we feel appropriate to provide guidance around, because it is fundamentally less predictable and it’s not our line of business, it’s our customer’s line of business.

Dan Leonard:

Sure. No, not looking for guidance. I’m looking to understand the business. How can you help me think about the sales cycle across different types of customers you service?

Anna Marie Wagner:

There’s obviously a variation between customers. There’s a distribution there. I’d say historically the average sales cycle was about six months, call it three months of getting to alignment that synthetic biology is an interesting solution in this space and Ginkgo’s an interesting partner to consider. And then three months of actual brass tacks negotiation and writing a technical development plan and getting ready to actually sign a program. What’s been interesting recently is that I think as a combination of going public and having Arie Belldegrun join the board and having successes come off the platform, and Motif, Aldevron, Cronos, et cetera, I think the awareness of Ginkgo has gone up quite a bit.

The awareness of synthetic biology has gone up quite a bit. And so, the amount of inbound interest that we’re getting has gone up and, and the real impact there is that it cuts out that initial three months sort of, hey, please believe that synthetic biology is an important thing, you should care about stage of the sales cycle. And so that’s been an interesting observation over the past few months and something that has contributed to our increased guidance for the year in terms of new program additions.

Dan Leonard:

Okay. But I got to imagine that six-month sales cycle varies massively across industry. Like how would you say the sales cycle looks for a pharmaceutical relationship compared to a food company relationship compared to cannabis compared to a chemicals industry?

Anna Marie Wagner:

Yeah. I wouldn’t say that there are any differences that are consistent across industries. It’s just in terms of time, total time. The discussion is certainly different. So, a pharmaceutical company, again, they’re going to be technical experts. They’re going to spend a lot more time understanding are our scientists any better? Is our platform any better than their in-house platform? And they’re going to do a lot of technical diligence. A chemicals company, though, might take just as much time even just getting buy in that it’s a project worth doing, because it’s not something they’ve ever thought about before. So, it’s just a very different conversation.

Dan Leonard:

Okay. Have you struck relationships with therapeutics companies? Are they part of those announced program mix you’ve communicated?

Anna Marie Wagner:

We signed a deal earlier this year with Biogen around AAV vector platform optimization. A deal we announced actually this morning is also part of the vaccine supply chain. It’s Agenus, which is a publicly traded company that makes vaccine adjuvants. They’ve created a subsidiary that Ginkgo will be working with to make next generation saponins. So saponin is an adjuvant that’s extracted from trees right now. And so, we’ll be making a synthetic biology fermentation derived version of that with them. That’s more in the pharma supply chain rather than the therapeutics creation process, more like VCE. So, Biogen is the big one. We have an older program with Synlogic in the living medicine space. We have an antibiotics deal with Roche. Those would be the main pharma ones now.

Dan Leonard:

Even the Biogen, is that another production relationship, because viral vectors are very complicated to produce, or would you say that’s a therapeutic mechanism of action type of relationship?

Anna Marie Wagner:

I’d refer you to the press release for what’s been publicly disclosed by Biogen. It’s not as simple as we know exactly what we need to make, we just need to make more of it. So, it is sort of a hybrid of discovery and optimization.

Dan Leonard:

Got it. Okay. What are your plans for capacity expansion?

Anna Marie Wagner:

Capacity’s driven in a few different ways. One is obviously footprint. We plan out our footprint expansion several years in advance. I think six months ago or so it was announced that there’s a building being built across the street from us that will open in 2024, that we’re an anchor tenant in. So, we’ve always got a good eye towards our space expansion. So, we’ll be building new foundries and you’ll see that continue to happen at a nice clip. But that’s only a piece of it, and you may recall that we hold ourselves internally to a capacity metric that we call Knight’s Law, which is that every year we try to triple to quadruple the capacity of the Foundry and associate it with that decline unit costs by 50%. And so, if we tried to triple our capacity by tripling our footprint, it is highly unlikely that that would result in a 50% decline in unit costs.

And so how else are we driving capacity? Part of it is technology, so technologies that increase the throughput of the Foundry technologies that reduce labor needs, and so increase automation, technologies that miniaturize reagent volumes so we need to use less reagents. Those are all things that help drive down our costs while also increasing capacity and throughput in the Foundry. And then there’s a third variable here, which is around what I call effective capacity. So, if you think about what our Codebase really does, it improves our ability to engineer biology, to try and intelligent designs and to reuse already engineered parts and pieces.

The result of that is that it should, for a like for like program, reduce the amount of time that program takes over time because we’re able to reuse assets we’ve already engineered. So, if each program actually requires less work on average for a like for like program, then the same amount of physical capacity can handle more programs. Now that’ll be offset over time by trying to tackle harder and harder problems, obviously, but that is a big driver of effective capacity. We are assuming that programs will get shorter over time. Aldevron is a great example of that. That was one year start to finish.

Dan Leonard:

Okay. Talk a bit about biosecurity.

Anna Marie Wagner:

Yeah. Now you’re worried about that 14-year-old kid in the garage with a computer?

Dan Leonard:

Well, I guess for starters, you mentioned COVID under the biosecurity. Well talk about the 14-year-old kid, but let’s first talk about COVID. I have enough to worry about.

Anna Marie Wagner:

We early in the pandemic last year recognized we had a role to play in COVID response. Biosecurity has been core to our mission over many years, and we’ve done several programs with DARPA and IARPA around biosecurity over time, but I’d say the world didn’t really pay attention to biosecurity broadly until we had a pandemic in COVID. And so, we threw all sorts of resources at COVID last year. We announced that we would provide $25 million of free access to the Foundry last year. That’s when we worked with Moderna and we worked with antibody therapeutics companies. We were doing variant sequencing. We were doing wastewater testing. We just announced a collaboration with Biobot today. And we started doing this pool testing.

That’s become a classroom pooled testing product for K-12. The reason that’s become the focus is K-12 schools are still the one place where large groups of unvaccinated people are congregating, and it is something we are not willing or able to shut down. Kids need to go to school, parents need childcare. And if kids can’t be vaccinated en masse yet, then you need to have testing. And so, the federal government gave $10 billion to the states to allocate to schools for surveillance testing for COVID, and our program now, which is called Concentric, has statewide contracts in I think eight different states now. We’ve signed over $400 million of contracts for this school year in COVID testing. President Biden just last night was making a real push for the states to use that funding. So, the most important thing that that’s done is not, obviously, that it’s created a business line in COVID testing for Ginkgo. Instead, it’s created a real conversation around biosecurity, what that looks like, the role for environmental monitoring, understanding what types of viruses are in the school, in the hospital, in the workplace that you’re going to today.

We should understand that stuff, and there’s now a conversation happening around that. And Ginkgo’s now very much at that table and helping drive the conversation. So, I think we’re starting to get a glimpse of what biosecurity would look like in a post COVID world. You saw Eric Lander just last week, ask for $65 billion to create a pandemic response bill. And that is focused on rapid development of vaccines, rapid development of therapeutics, and environmental surveillance, among other things. All the work we’ve done with Aldevron and others in that space is very relevant to that. So, it’s an exciting time to see us wake up to the need for biosecurity and be able to play a role in that.

Dan Leonard:

I’m sorry, I didn’t see that. Well, what is Eric Lander asking for, $65 billion?

Anna Marie Wagner:

It’s a proposal to allocate about $65 billion of the budget to pandemic preparedness, including basically a way to get vaccines made within a hundred days. So, one of the key differences, or observations we’ve made is that historically, our vaccine stockpiling regime has been things like stockpile anthrax vaccines. Well, that’s great if there’s an anthrax outbreak, it’s not very helpful for COVID. And so, the newer ideas, at least around the vaccines is, well hey, we’ve discovered a really interesting way to quickly create a new vaccine through these MRNA-based vaccines. So rather than stockpiling one type of vaccine, we should be stockpiling the reagents to very quickly make a lot of whatever the next MRNA vaccine needs to be, whether it’s a nasty version of the flu that’s more deadly or the next variant of COVID or something else.

There’s a really interesting proposal around how you might go about building a rapid vaccine delivery or development platform, which we’ll be a part of.

Dan Leonard:

Okay. So just to finish up here, because we’re about out of time, would you expect Concentric is an important part of the business and going forward? How do you view its place at Ginkgo going forward, post COVID pandemic?

Anna Marie Wagner:

I think biosecurity will absolutely be an important part of the business and an important source of revenue for us. I don’t think it’s going to look like K-12 school pool testing forever. But certainly biosecurity, the same way that cybersecurity had to develop as computing became distributed and widely available, we’ll need to have biosecurity as well. And I think Ginkgo will be a very important part of that solution.

Dan Leonard:

Okay. Well with that, we’re out of time. Anna Marie, thanks so much for joining us. There’s always a lot to talk about with Ginkgo.

Anna Marie Wagner:

Yeah. Great. Great to see you.

Dan Leonard:

Great day.

Anna Marie Wagner:

Okay.

ADDITIONAL LEGAL INFORMATION

About Soaring Eagle Acquisition Corp.

Soaring Eagle Acquisition Corp. (“Soaring Eagle”) is a special purpose acquisition company founded by Harry E. Sloan, Jeff Sagansky, and Eli Baker for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About Ginkgo Bioworks

Ginkgo Bioworks, Inc. (“Ginkgo”) is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle (Nasdaq: SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The extraordinary general meeting of Soaring Eagle’s shareholders in connection with the transaction has been scheduled for September 14, 2021 and the transaction is expected to close shortly thereafter, subject to customary closing conditions. For more information, visit www.ginkgobioworks.com.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of Soaring Eagle’s proxy statement/prospectus relating to the transaction (the “Proxy Statement”), and in Soaring Eagle’s other filings with the SEC. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and Soaring Eagle. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Soaring Eagle filed a Proxy Statement on August 13, 2021. The Proxy Statement has been sent to all Soaring Eagle shareholders as of the record date of August 10, 2021. Soaring Eagle also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Soaring Eagle and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Soaring Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Soaring Eagle may be obtained free of charge by written request to Soaring Eagle at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

Soaring Eagle and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s shareholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Contacts

MEDIA CONTACT:

Jeff Pryor/jeff@prioritypr.net

Press@ginkgobioworks.com

INVESTOR CONTACTS:

investors@ginkgobioworks.com

investors@eagleequityptnrs.com